Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934
                                (Amendment No. 2)

                                       And

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 14)*

                                   Rexel, Inc.
                            (Name of Subject Company)

                                Francois Pinault
                            S.C.A. Financiere Pinault
                   International Technical Distributors, Inc.
                                   Rexel S.A.


                                    (Bidders)

                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                    969207109


                      (CUSIP Number of Class of Securities)

Pierre Chareyre, Rexel S.A., 25 rue de Clichy, 75009 Paris, France

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                                 With copies to:
Jean-Francois Carreras, Esq.                    Joel A. Adler, Esq.
Sokolow, Dunaud, Mercadier & Carreras           McDermott, Will & Emery
100, Rue Malesherbes                            50 Rockefeller Plaza
75017 Paris, France                             New York, New York 10020-1605
011-33-1-44-29-11-00                           (212) 547-5400

                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                                51 W. 52nd Street
                            New York, New York 10019
                                 (212) 403-1309

     * This Statement also constitutes Amendment No. 14 to the Statement on
Schedule 13D of the Bidders with respect to the Common Stock, par value $1.00 per share, of Rexel, Inc. which may be deemed to be beneficially owned by the Bidders.

     ** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     Rexel S.A. (foreign entity - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     WC, AF, BK
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
_______________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,161,481 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 50.5%, according to the Company's records as of September 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________


________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     International Technical Distributors, Inc. (64-0740911)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     WC, AF, BK
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     New York
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,636,994 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 17.8%, according to the Company's records as of September 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________


________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     S.C.A. Financiere Pinault (foreign entity - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     NA
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,161,481 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 50.5%, according to the Company's records as of September 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)
     CO
________________________________________________________________________________


________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     Francois Pinault (foreign individual - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     NA
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,161,481 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 50.5%, according to the Company's records as of September 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________


     This filing  constitutes Amendment No.  2 to the Tender  Offer Statement on
Schedule 14D-1 and Amendment No. 14 to the Statement on Schedule 13D (this "Statement") filed by Rexel S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), International Technical Distributors, Inc., a New York corporation and a wholly owned subsidiary of Parent ("Purchaser"), S.C.A. Financiere Pinault, the ultimate corporate parent of Parent ("SFP"), and Francois Pinault, the Managing General Partner of SFP ("Pinault"). This Statement is amended in the manner indicated below.

Schedule 13D, Item 4.  Purpose of Transaction.
Schedule 14D-1, Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     The foregoing items are supplemented as follows:

     On November 14, 1997, Parent, Purchaser, SFP, Pinault and Rexel, Inc. filed Amendment No 1 to Schedule 13E-3 in connection with the filing on that date by Rexel, Inc. of a preliminary Information Statement on Schedule 14C (the "Information Statement").

     The Information Statement relates to a Special Meeting of Shareholders of Rexel, Inc. proposed to be called at 9:00 AM, Eastern Standard Time, on December 30, 1997, for the purpose of effecting the Merger. The meeting will be held only if necessary to consummate the Merger.

Schedule 14D-1, Item 11.  Material to Be Filed as Exhibits.

     (c)(10)  Information Statement filed by Rexel, Inc. on November 14, 1997.


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 14, 1997



REXEL S.A.                                   INTERNATIONAL TECHNICAL
                                             DISTRIBUTORS, INC.

     /s/ Alain Redheuil                       /s/ Alain Redheuil
By:  _________________________           By:  _______________________
     Name:     Alain Redheuil                 Name:     Alain Redheuil
     Title:    Chairman & CEO                 Title:    President